Filed by Embed Financial Group Holdings (formerly WinVest Holdings Corp.)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Embed Financial Group Holdings

(formerly WinVest Holdings Corp.)

Commission File Nos. 333-296282, 377-09113

Date: June 25, 2026

On June 19, 2026, Embed Financial Group Cayman Holdings (“EFGH” or the “Company”) made a web posting on LinkedIn and Facebook during the pendency of the proposed business combination between Embed Financial Group Holdings (formerly WinVest Holdings Corp.) (“Pubco”), WinVest Acquisition Corp. (the “SPAC”), EFGH and other entities (the “Business Combination”) as further described below under the heading “Important Information About the Business Combination and Where to Find It.”

Set forth below is a copy of the LinkedIn/Facebook post.

Why EFGH’s HIVE Purchase Is a Bet on Insurance in the AI Age

By Dennis Ng, Founder and Executive Chairman, Embed Financial Group Holdings

Andrew Yeo (left), Chief Executive Officer, Income Insurance and Dennis Ng, Founder &, Executive Chairman, EFGH. PICTURE: Income Insurance

When EFGH acquired HIVE from Income Insurance, we were not buying a digital insurance platform. We were buying infrastructure for the AI age.

HIVE was built by Income over five years to help insurers create, distribute and manage insurance products. It supports flexible products that can be sold on a subscription, pay-per-use or bite-size basis. After the transaction, EFGH owns 100 per cent of HIVE. Income stays on as a customer.

That matters. Because the future of insurance will not be decided by who has the best policy. It will be decided by who can place the right protection, at the right moment, inside the digital platforms people already use.

The shift

For decades, insurance has been sold by people.

Financial advisers and agents build trust, explain products, collect information and help customers make important decisions. That model is not going away, especially for complex life, wealth and family protection needs.

But human distribution has limits.

An adviser can only meet so many customers in a day. He can only travel so far. He can only serve markets where the economics make sense. That is why large parts of Asia and Africa remain underinsured. The issue is not lack of need. It is a lack of reach.

The gap

The numbers of the under-insured are huge.

The World Bank has noted that insurance penetration in Sub-Saharan Africa, MENA (Middle East & North Africa) and South Asia remains below 2 per cent of GDP, against 9.3 per cent in North America and a worldwide average of 3.9 per cent. In East Africa, fewer than 10 in 100 people are estimated to have any formal insurance.

Asia faces a different but equally large opportunity. McKinsey estimates that gross written premiums for embedded insurance in Asia could reach US$270 billion in by 2030, and that closing Asia’s life protection and savings gap could generate more than US$292 billion in additional annual premiums.

This is not a niche problem. It is a structural challenge waiting for a different distribution model.

The mobile phone

That model is already in people’s hands.

Singapore’s smartphone ownership among residents has reached 97 per cent. In Asia-Pacific, GSMA reported 1.5 billion mobile internet users in 2024, representing 52 per cent of the population. In Sub-Saharan Africa, there were 527 million mobile subscribers by end-2023, with mobile internet penetration at 27 per cent and a usage gap still sitting at 60 per cent.

That is the paradox. Insurance penetration is low. Mobile reach is rising fast. The opportunity sits in the nexus of these two trends.

The AI

AI changes the economics of that gap.

Much of insurance remains document-heavy, process-heavy and people-heavy. Underwriting, onboarding, servicing and claims still involve too much friction. That makes small policies hard to sell profitably through traditional channels.

McKinsey estimates that generative AI could produce US$50 billion to US$70 billion in insurance industry revenue, with the greatest impact in marketing and sales, customer operations and software engineering. Accenture has highlighted an AI-based claims system that delivered up to a 73 per cent improvement in claims-process cost efficiency.

That is not just automation. It is a change in unit economics.

A US$2 or US$5 micro-policy cannot carry the cost structure of a traditional insurance sale. But if discovery, onboarding, payment, policy issuance, servicing and claims can be digitised and supported by AI, protection can reach customers who were previously too expensive to serve.

The rails

This is where HIVE fits EFGH.

EFGH is not trying to become a traditional insurer. We are building financial infrastructure.

Through our partnership with SimplyGo, we are exploring embedded micro-insurance inside a platform already used for everyday mobility in Singapore, with EFGH infrastructure supporting real-time policy issuance, premium collection and insurance connectivity.

Through our partnership with TS Group, we are deploying a digital wallet and remittance platform to serve more than 50,000 foreign workers in Singapore, with micro-insurance embedded in the offering.

Across Asia and Africa, similar logic applies to remittances, payments, device financing, public transport, agriculture, travel and SME markets.

Where there is a transaction, there is often a risk. Where there is a risk, there can be protection. Where protection can be embedded digitally, insurance can scale.

The moat

Many people assume AI itself will be the competitive advantage. I do not.

AI will become increasingly available. Models will improve. Costs will fall. Intelligence will become abundant.

The real advantage will sit elsewhere: trusted relationships, regulated pathways, payment rails, customer access, distribution partnerships, execution on the ground.

That is why HIVE is such a good fit for EFGH. We now have a proven digital insurance layer at precisely the moment when AI, smartphones and embedded finance are converging.

Why it matters

Insurance used to be sold across a table. Increasingly, it will be delivered through the phone in your hand.

That does not make financial advisers irrelevant. It makes the market larger. Human advice will remain essential for complex protection. Simple, contextual and recurring protection can increasingly be embedded into the platforms people already use every day.

For insurers, this opens new segments. For partners, it creates new revenue and loyalty. For customers, it makes protection simpler, cheaper and more relevant. And for EFGH, it strengthens the foundation we are building: trusted financial infrastructure for underserved markets in the AI age.

HIVE is more than a purchase. It is a platform for the future of protection.

Important Information About the Business Combination and Where to Find It

In connection with the Business Combination, Pubco, the SPAC and EFGH filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (as may be amended, the “Registration Statement”) on May 27, 2026, which includes a preliminary proxy statement of the SPAC and a prospectus (the “Proxy Statement/Prospectus”) relating to the Business Combination. When available, the definitive proxy statement and other relevant documents will be mailed to stockholders of the SPAC as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. Pubco, EFGH and the SPAC will also file other documents regarding the Business Combination with the SEC. This document does not contain all of the information that should be considered in connection with the proposed Business Combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Business Combination. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, STOCKHOLDERS OF THE SPAC AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND AMENDMENTS THERETO, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE SPAC’S SOLICITATION OF PROXIES FOR THE SPECIAL MEETING OF ITS STOCKHOLDERS TO BE HELD TO APPROVE THE BUSINESS COMBINATION AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBCO, THE SPAC, EFGH AND THE PROPOSED BUSINESS COMBINATION. Investors and security holders will also be able to obtain copies of the Registration Statement, the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by Pubco, the SPAC and EFGH, free of charge, once available, on the SEC’s web site at www.sec.gov or by directing a request to: WinVest Acquisition Corp.: 125 Cambridgepark Drive, Suite 301 Cambridge, Massachusetts 02140; e-mail: manish@trefis.com, or Embed Financial Group Cayman Holdings: e-mail:  efgh-ir@icrinc.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Embed Financial Group Holdings (formerly known as WinVest Holdings Corp.) (“Pubco”), the SPAC and EFGH, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of the SPAC’s stockholders in respect of the proposed Business Combination. The SPAC’s stockholders and other interested persons may obtain more detailed information about the names and interests of these directors and officers in filings with the SEC, including when filed, the Registration Statement and Proxy Statement/Prospectus. These documents can be obtained free of charge from the sources specified above and on the SEC’s web site at www.sec.gov.

No Offer or Solicitation

This document and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange, the securities of Pubco, the SPAC or EFGH, or any commodity or instrument or related derivative, nor shall there be any sale or exchange of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer relating to securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended (the “Securities Act”) or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed business combination. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” and similar expressions, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the SPAC’s securities; (ii) the failure to satisfy the conditions to the consummation of the Business Combination, including the approval of the Business Combination Agreement by the stockholders of the SPAC; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement; (iv) the outcome of any legal proceedings that may be instituted against any of the parties to the Business Combination agreement following the announcement of the entry into the Business Combination agreement and the proposed Business Combination; (v) the ability of the parties to recognize the benefits of the Business Combination agreement and the Business Combination; (vi) the lack of useful financial information for an accurate estimate of future capital expenditures and future revenue (vii) statements regarding the Company’s industry and market size, (viii) financial condition and performance of the Company, including the anticipated benefits, the implied enterprise value, the expected financial impacts of the Business Combination, potential level of redemptions of the SPAC’s public stockholders, the financial condition, liquidity, results of operations, the products, the expected future performance and market opportunities of the Company, (ix) risks related to the Company’s business including potential political and economic instability in its intended markets and (x) those factors discussed in filings with the SEC and that will be contained in the definitive Proxy Statement/Prospectus relating to the Business Combination. You should carefully consider the foregoing factors and the other risks and uncertainties that will be described in the “Risk Factors” section of the definitive Proxy Statement/Prospectus and other documents to be filed by the SPAC from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and while Pubco, the SPAC and the Company may elect to update these forward-looking statements at some point in the future, they assume no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, subject to applicable law. None of Pubco, the SPAC or the Company gives any assurance that Pubco, the SPAC or the Company, or the combined company, will achieve their respective expectations.